Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED JANUARY 3, 2019

TO THE PROSPECTUS DATED APRIL 29, 2019

This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated April 29, 2019, as supplemented by Supplement No. 1, dated May 17, 2019, Supplement No. 2, dated August 15, 2019, Supplement No. 3, dated October 3, 2019 and Supplement No. 4, dated November 18, 2019. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 5 is to disclose:

•	the status of our initial public offering; and

•	management update.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement of the offering as a result of the purchase of $2.0 million in Class I Shares by our sponsor and we commenced operations.

As of December 27, 2019, we had issued 485,037 shares of our common stock (consisting of 329,049 Class A Shares, 56,413 Class T Shares and 99,575 Class I Shares) in our offering for gross proceeds of approximately $12 million. As of December 27, 2019, $1.24 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 2, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Management Update

On December 20, 2019, Steven Bisgay tendered his resignation as our and our advisor’s Chief Financial Officer and Treasurer, effective as of the end of the calendar year 2019. In addition, Mr. Bisgay resigned as our director effective as of the end of the calendar year 2019. Accordingly, all references to Mr. Bisgay throughout the prospectus are removed.

In addition, on December 26, 2019, our board of directors appointed Paul M. Pion as a director, Chief Financial Officer and Treasurer to fill the vacancy created by Mr. Bisgay’s resignation, effective January 1, 2020. Mr. Pion will also serve as our advisor’s Chief Financial Officer and Treasurer. The biographical information concerning our company’s board of directors and management team and our advisor’s management team on pages 94-95 and 100 of the prospectus is updated by adding the following biographical information for Mr. Pion.

Paul M. Pion. Mr. Pion, 53, has served as our director, Chief Financial Officer and Treasurer and Chief Financial Officer and Treasurer of our advisor since January 2020. Since January 2020, Mr. Pion has served as a director and as the Chief Financial Officer and Treasurer of Rodin Global Property Trust, Inc. and as the Chief Financial Officer and Treasurer of Rodin Global Property Advisors, LLC. He has served as Chief Administrative Officer and Senior Managing Director of Cantor Fitzgerald & Co. since August 2011. In this position, Mr. Pion oversees a range of functions, most notably client management, cost control, procurement, and vendor management. Other responsibilities include business continuity planning, facilities and insurance. In addition, he is the Treasurer of the Cantor Fitzgerald Relief Fund. Additionally, since January 17, 2012, Mr. Pion has served as Chief Executive Officer of Tower Bridge International Services LP, responsible for the back-office functions under a shared-services model for all Cantor UK-based businesses. Mr. Pion previously served in numerous positions for Cantor including Global Director of Internal Audit and was involved in various special projects from 2002 to 2010. Mr. Pion has been a director of Tower Bridge GP Limited since November 2010, BGC European GP Limited since January 2012 and was a director of BGC Brokers GP Limited from April 2012 until December 2019. Prior to joining Cantor, Mr. Pion served for approximately 14 years with the accounting firm Deloitte & Touche, most recently as an Audit and Assurance partner focusing on financial services clients. At Deloitte & Touche, he also led the New York office’s China Practice. Mr. Pion holds Series 7 and 27 licenses and is a Certified Public Accountant in the State of New York. He received a B.S. in Accounting from the State University of New York at Albany. Following his appointment, Mr. Pion will continue with his roles at Cantor and its affiliates.

We believe that Mr. Pion’s extensive experience in the financial services industry supports his appointment to our board of directors.